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CLIENT/MATTER NUMBER

116663-0103

 August 23, 2019

Division of Corporate Finance Office of Consumer Products Securities and Exchange Commission Washington, DC 20549

Re:	Western Capital Resources, Inc. Form 10-K for Fiscal Year Ended December 31, 2018 File No. 0-52015

Ladies and Gentlemen:

This letter responds on behalf of the Company to the comment letter from the Commission dated August 13, 2019 with respect to the filing referenced above. Included below are the Commission’s comments and the corresponding responses of the Company.

Form 10-K for Fiscal Year Ended December 31, 2018

Financial Statements

Consolidated Statement of Cash Flows, Page F-5

1.	We note your response to comment 1 stating the loss on disposal of $941,367 exceeded deletions of $493,177, net of proceeds, because the disposed assets included in the loss calculation were inclusive of net intangible deletions as noted on page F-16, tenant security deposits, inventory and tenant allowances receivable. We were not able to locate disclosure within the document referring to tenant security deposits or tenant allowances receivable. To help us better understand your response please explain where you disclose the write-offs of tenant security deposits and tenant allowances receivable. In addition, please provide us with your computation of the loss of disposal of $941,367.

The write-offs of tenant security deposits and tenant allowances receivable were not separately disclosed based on managements’ materiality judgement, rather they were grouped together with other disposed assets which collectively make up the noncash loss on disposal of $941,367 as presented on page F-5. Following is a computation of the noncash loss on disposal adjustment on page F-5:

Division of Corporate Finance
Office of Consumer Products
Securities and Exchange Commission
August 23, 2019

Sale proceeds	$(12,000)
Property and equipment, net	493,177
Intangible assets, net	72,678
Inventory	105,354
Vendor deposits	136,689
Tenant allowances receivable	141,118
Other	4,351
Noncash loss on disposals	$941,367

Please do not hesitate to contact me at (414) 297-5670 with any questions concerning the responses included in this letter on behalf of the Company. Finally, on behalf of the Company, I acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Mark T. Plichta

Mark T. Plichta